UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayer’s ID No. 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. informs its shareholders and the market in general that, according to the Material Fact disclosed on December 7, 2017, the members of the Board of Directors resolved to approve the proposal submitted by the Board of Executive Officers for the payment, to the Company’s shareholders, of additional interest on shareholders’ equity in the amount of R$4,820,000,000.00, being R$0.754464633 per common shares and R$0.829911096 per preferred share.  Shall be benefited the shareholders registered in the Company’s books on this date (declaration date), so that the Company’s shares will be traded “ex-right” on complementary interest from December 26, 2017.

The payment will be made on March 8, 2018 in the net amount of R$0.641294938 per common share and R$0.705424432 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax, which shall receive by the declared amount.

The additional interest approved herein, net of withholding income tax, represent, approximately, 44 times the amount of the interest on shareholders’ equity paid monthly and will be computed in the calculation of mandatory dividends of the fiscal year, as provided in the bylaws.

The interest related to the shares in custody of B3 S.A. – Brasil, Bolsa, Balcão will be paid to to the titleholders of the shares by means of the custody agents.

The table below shows the amounts paid and payable related to 2017:

Amounts Paid	R$
Monthly interest on shareholders’ equity related to the months of January to November	1,172,142,950.23
Interim interest on shareholders’ equity declared on June 30, 2017 and paid on July 17, 2017	1,102,000,000.00
Subtotal Amounts Paid (*)	2,274,142,950,23

Payable Amounts
Monthly interest on shareholders’ equity related to the month of December, payable on January 2, 2018	110,201,318.37
Additional interest on shareholders’ equity payable on March 8, 2018	4,820,000,000.00
Subtotal Payable Amounts	4,930,201,318.37

Total	7,204,344,268.60

(*) includes the bonus approved by the Special Shareholders’ Meeting of March 10, 2017.

Per share in R$

Type	Monthly interest on shareholders’ equity accrued in the year	Interim interest on shareholders’ equity of the first semester	Additional interest	Total
Common	0.206997912	0.172493781	0.754464633	1.133956326
Preferred	0.227697708	0.189743160	0.829911096	1.247351964

The Company may, based on the result at the end of fiscal year 2017, distribute new interest and/or dividends to shareholders.

Cidade de Deus, Osasco, SP, December 22, 2017

Sincerely,

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice President,

Chief Executive Officer (CRO) and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 22, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President, Chief Executive Officer (CRO) and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.